GAMING TECHNOLOGIES, INC.

Two Summerlin

Las Vegas, NV 89135, USA

November 9, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Austin Pattan

Re:	Gaming Technologies, Inc.

Registration Statement on Form S-1

Filed September 1, 2021

File No. 333-259223

Ladies and Gentlemen:

Gaming Technologies, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern time, Wednesday, November 10, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please contact Barrett S. DiPaolo of Sichenzia Ross Ference LLP at 646-810 -2173 with any questions with respect to this request.

Very truly yours,

GAMING TECHNOLOGIES, INC.

By: /s/ Jason Drummond

      Name: Jason Drummond

      Title: Chief Executive Officer